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Exhibit 1

Third Quarter Report 2008

QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS

UNITED STATES GAAP

(all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

Results of Operations

        Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") reported third quarter net income of $14.0 million, or $0.10 per share, compared to net income of $11.5 million, or $0.08 per share, in the third quarter of 2007. Gold production in the third quarter of 2008 increased to 68,753 ounces from 55,830 ounces in the third quarter of 2007 due to the commencement of production at the Goldex Mine. Cash provided from operating activities was $17.9 million in the third quarter of 2008 compared to $54.9 million in the prior year's third quarter.

        The table below summarizes the key variances in net income for the third quarter of 2008 from the net income reported for the same period in 2007.

(millions of dollars)	Third Quarter	Year to Date
Increase in gold revenue	$14.7	$39.3
Decrease in silver revenues	(0.3)	(2.0)
Decrease in zinc revenues	(25.6)	(70.2)
Increase (decrease) in copper revenue	(2.4)	5.1
Stronger Canadian dollar	(0.8)	(10.7)
Higher production costs	(4.8)	(5.6)
Net investment (loss)	(11.3)	(14.1)
Lower income and mining taxes	2.8	4.7
Increased exploration costs	(4.5)	(7.5)
Increased general & administrative costs	(3.1)	(16.0)
Non-cash foreign currency translation gain	43.7	58.3
Increased corporate costs and other	(5.8)	(4.2)

Net positive (negative) variance	$2.6	$(22.9)

        In the third quarter of 2008, revenues from mining operations decreased to $91.2 million from $104.8 million in the third quarter of 2007. In the third quarter of 2008, there were significant decreases in realized prices and sales volume for zinc when compared to the same period in 2007. This was partially offset by higher realized sales prices for gold. Commercial production commenced at the Goldex Mine during the third quarter as of August 1, 2008. During the third quarter, the Goldex Mine produced 17,159 ounces of gold, of which 15,375 ounces were commercial production.

        For the full year, gold production from LaRonde, Goldex and Kittila is now forecast to be in the low end of the previously disclosed range of 300,000 to 320,000 ounces. While LaRonde is operating slightly ahead of plan, the production ramp-up at Kittila has been slower than expected due to delays in exotic piping delivery and some mechanical and electrical installations in the Kittila mill. The start-up is expected to occur during the fourth quarter of 2008.

        In the third quarter of 2008, total cash costs per ounce increased to $240 per ounce of gold produced from $(307) per ounce in the third quarter of 2007. The main drivers leading to the increase in total cash costs for the quarter were lower byproduct zinc revenue and the start-up of production at Goldex.

        Exploration costs increased during the third quarter to $8.3 million compared to $3.8 million incurred during the third quarter of 2007 mainly due to increased grassroots exploration activities in Canada, U.S., Mexico and Finland. One of the Company's main objectives is to maximize reserves at their mine construction locations to maximize return on capital investments.

        The following tables provide a reconciliation of the total cash costs per ounce of gold produced and mine site costs per tonne to the interim consolidated financial statements:

(thousands of dollars, except where noted)	Three months ended September 30, 2008	Three months ended September 30, 2007	Nine months ended September 30, 2008	Nine months ended September 30, 2007
Production costs per Consolidated Statements of Income	$50,525	$44,936	$140,217	$123,924
Adjustments:
Byproduct revenues	(34,867)	(63,175)	(137,672)	(204,653)
Inventory adjustment(i)	767	1,396	1,124	8,078
Non-cash reclamation provision	(326)	(293)	(938)	(837)

Cash operating costs	$16,099	$(17,136)	$2,731	$(73,488)

Gold production (ounces)	66,969	55,830	177,313	170,810

Total cash costs (per ounce)(ii)	$240	$(307)	$15	$(430)

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Total cash costs is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

Liquidity and Capital Resources

        At September 30, 2008, Agnico-Eagle's cash, cash equivalents, short-term investments and restricted cash totalled $112.2 million, while working capital was $204.7 million. At December 31, 2007, the Company had $396.0 million in cash, cash equivalents, short-term investments and restricted cash and $471.6 million in working capital. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate any risks associated with these investments. Such investments with remaining maturities at time of purchase greater than three months are classified as short-term investments and decisions regarding the length of maturities are based on cash flow requirements, rates of returns and various other factors.

        Cash provided by operating activities was $17.9 million in the third quarter of 2008 compared to $54.9 million in the third quarter of 2007.

        For the three months ended September 30, 2008, capital expenditures were $253.7 million compared to $146.7 million in the three months ended September 30, 2007. The significant increase is mainly attributable to the increased capital expenditures on the Meadowbank, Pinos Altos, Kittila and Lapa projects. All of these increased capital expenditures are in line with the Company's primary objective of growth.

        The Company is undertaking its annual life of mine planning exercise based on its most recently published mineral reserves (February 2008). The results are expected to be released in the fourth quarter of 2008. Considering industry-wide cost escalation, capital expenditures over the 2008 to 2010 period will be higher than the estimates provided in Agnico-Eagle's press release of December 10, 2007.

        During the third quarter, the Company made a C$50 million strategic investment in Comaplex shares from Troy Resources through a direct transaction, purchasing 8,228,571 common shares, or approximately 15.6%, of

Comaplex. The Comaplex common shares were acquired for investment purposes only. This investment cash outflow was partially offset by cash proceeds of $40 million received from Gold Eagle transaction whereby, the Company's investment in Gold Eagle common shares were acquired by Goldcorp through a takeover. As part of this transaction, the Company also received 762,961 common shares of Goldcorp and warrants to purchase shares of Goldcorp as further consideration.

        As of September 30, 2008, the Company has $300 million in undrawn credit lines. The amount available under the facility is reduced by outstanding letters of credit amounting to $65.9 million, and therefore, the amount available as of September 30, 2008, is approximately $234.1 million. The facility requires the Company to maintain specified financial ratios and meet financial condition covenants. Letters of credit issued as collateral for pension and environmental obligations decrease the amount available under the facility.

        The recent unprecedented events in the global financial markets have had a profound impact on the global economy. Virtually all industries, including the gold mining business, are impacted by these market conditions. Some of the key impacts of the current market turmoil include: a sharp contraction in the credit markets resulting in a widening of credit risk spreads and higher costs of funding; a deterioration in the credit ratings of a number of large financial institutions; devaluations and high volatility in global equity, commodity, foreign exchange and precious metals markets and a corresponding lack of market liquidity; and a slowdown in economic activity that is affecting major global economies. These events could have a significant impact on our business. In particular:

        The global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity.

        The devaluation and volatility in gold, silver, zinc and copper prices impacts the amount of our revenues, and our earnings and cash flow.

        Volatile energy prices, commodity and consumables prices and currency exchange rates impact our production costs.

        The devaluation and volatility of global stock markets impacts the valuation of our equity investments.

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis)

	Three months ended September 30,			Nine months ended September 30,
	2008 Actual	2007 Actual	Previous Quarter	2008 Actual	2007 Actual
Gross Profit (exclusive of amortization shown below)
Laronde	$37,377	$59,876	$39,357	$152,217	$199,553
Goldex	3,456	—	—	3,456	—

Operating margin	$40,833	$59,876	$39,357	$155,673	$199,553
Amortization	$9,049	$7,578	$7,516	$23,595	$21,600
Corporate	$11,116	$31,394	$18,488	$46,883	$65,217

Income before tax	$20,668	$20,904	$13,353	$85,195	$112,736
Tax provision	$6,630	$9,452	$5,006	$33,902	$38,553

Net earnings	$14,038	$11,452	$8,347	$51,293	$74,183

Net earnings per share	$0.10	$0.08	$0.06	$0.36	$0.57

Operating cash flow	$17,908	$54,941	$92,792	$164,524	$196,683
Realized price per sales volume (US$)
Gold (per ounce)	$903	$748	$804	$926	$697
Silver (per ounce)	$13.87	$12.79	$16.56	$16.72	$13.39
Zinc (per tonne)	$1,667	$2,838	$1,728	$2,005	$3,165
Copper (per tonne)	$6,732	$7,910	$8,534	$8,598	$7,342
Payable production
Gold (ounces)
Laronde	51,594	55,830	59,452	161,938	170,810
Goldex (Note 2)	17,159	—	8,305	25,464	—

	68,753	55,830	67,757	187,402	170,810

Silver (000's ounces)	1,167	1,222	956	3,149	3,754
Zinc (tonnes)	18,040	18,609	13,863	51,371	54,015
Copper (tonnes)	1,567	1,647	2,165	5,185	5,327
Payable metal sold
Gold (ozs. — Laronde)	48,517	55,797	56,650	156,763	170,400
Gold (ozs. — Goldex)	13,860	—	—	13,860	—
Silver (000's ozs.)	1,085	1,192	955	3,058	3,957
Zinc (tonnes)	16,541	19,487	15,260	50,512	53,714
Copper (tonnes)	1,421	1,644	2,108	4,950	5,310
Cash unit costs (Note 1)
Gold (per ounce of production)
Laronde	$135	$(307)	$113	$(41)	$(430)
Goldex (Note 2)	620	—	—	620	—
Kittila	—	—	—	—	—

Weighted average cash unit cost	$240	$(307)	$113	$15	$(430)

Notes:

(1)
Cash unit costs, net of copper, zinc and silver byproduct credits. Total is weighted average based on commercial production ounces.

(2)
Includes commercial production of 15,375 ounces since August 1, 2008; Non commercial production of 1,784 ounces in Q3 and 10,089 ounces YTD.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008
Consolidated Financial Data
Income and cash flows
Revenues from mining operations	$138,381	$100,730	$117,935	$104,812	$108,728	$119,134	$85,398	$91,171
Production costs	38,543	36,178	42,810	44,936	42,180	43,651	46,041	50,525

Gross profit (exclusive of amortization shown below)	$99,838	$64,552	$75,125	$59,876	$66,548	$75,483	$39,357	$40,646
Amortization	7,031	6,928	7,094	7,578	6,157	7,030	7,516	9,049

Gross profit	$92,807	$57,624	$68,031	$52,298	$60,391	$68,453	$31,841	$31,597

Net income for the period	$41,852	$24,922	$37,809	$11,452	$65,162	$28,908	$8,347	$14,038
Net income per share (basic)	$0.35	$0.21	$0.28	$0.08	$0.46	$0.20	$0.06	$0.10
Net income per share (diluted)	$0.34	$0.20	$0.27	$0.08	$0.46	$0.20	$0.06	$0.10
Cash provided by operating activities	$84,501	$58,248	$83,494	$54,941	$48,840	$60,706	$92,792	$17,908
Cash provided by (used in) investing activities	$(57,378)	$88,566	$(28,904)	$(218,194)	$(218,065)	$(128,648)	$(274,838)	$(260,811)
Cash provided by (used in) financing activities	$4,406	$(10,663)	$1,853	$15,361	$124,181	$6,484	$78,493	$214,174
Weighted average number of common shares outstanding (basic — in thousands)	120,897	121,159	133,788	135,509	140,618	143,372	143,720	143,831

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at September 30, 2008	As at December 31, 2007
ASSETS
Current
Cash and cash equivalents	$112,209	$314,794
Short-term investments	—	78,770
Restricted cash	—	2,455
Trade receivables	60,811	79,419
Inventories:
Ore stockpiles	20,163	5,647
Concentrates	5,431	1,913
Supplies	39,807	15,637
Available-for-sale securities (note 6)	88,965	38,006
Other current assets	69,746	53,119

Total current assets	397,132	589,760

Other assets	8,944	16,436
Future income and mining tax assets	23,165	5,905
Property, plant and mine development	2,792,623	2,123,397

	$3,221,864	$2,735,498

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$191,529	$108,227
Dividends payable	438	26,280
Interest payable	458	—

Total current liabilities	192,425	134,507

Long-term debt (note 7)	300,000	—
Reclamation provision and other liabilities	64,567	57,941
Future income and mining tax liabilities	501,305	484,116

Total liabilities	1,058,297	676,564

SHAREHOLDERS' EQUITY
Common shares
Authorized — unlimited
Issued — 143,874,312 (December 31, 2007 — 142,403,379) (note 4)	1,982,427	1,931,667
Stock options (note 5)	36,995	23,573
Contributed surplus	15,166	15,166
Retained earnings	163,533	112,240
Accumulated other comprehensive loss	(34,554)	(23,712)

Total shareholders' equity	2,163,567	2,058,934

	$3,221,864	$2,735,498

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
REVENUES
Revenues from mining operations	$91,171	$104,812	$295,703	$323,477
Interest and sundry income	2,567	7,448	9,326	18,793

	93,738	112,260	305,029	342,270

COSTS AND EXPENSES (GAINS)
Production	50,525	44,936	140,217	123,924
Loss on derivative financial instruments	—	—	—	5,829
Exploration and corporate development	8,325	3,792	26,163	18,658
Amortization of plant and mine development	9,049	7,578	23,595	21,600
General and administrative	10,829	7,744	40,456	24,420
Write-down on sale of available-for-sale securities (note 6)	35,588	—	35,588	—
Gain on sale of available-for-sale securities (note 6)	(25,220)	(886)	(25,626)	(4,088)
Provincial capital tax	1,439	2,008	3,314	4,508
Interest	1,038	941	2,356	2,662
Foreign currency translation loss (gain)	(18,503)	25,243	(26,229)	32,021

Income before income, mining and federal capital taxes	20,668	20,904	85,195	112,736
Income and mining tax expense	6,630	9,452	33,902	38,553

Net income for the period	$14,038	$11,452	$51,293	$74,183

Net income per share — basic	$0.10	$0.08	$0.36	$0.57

Net income per share — diluted	$0.10	$0.08	$0.35	$0.55

Weighted average number of shares outstanding (in thousands)
Basic	143,831	135,509	143,641	130,151
Diluted	144,975	140,223	144,785	134,866
Comprehensive income:
Net income for the period	$14,038	$11,452	$51,293	$74,183

Other comprehensive income (loss):
Unrealized (loss) on available-for-sale securities	(7,535)	(5,417)	(20,913)	(4,011)
Adjustments for derivative financial instruments maturing during the period	—	406	—	1,218
Adjustments for realized gain (loss) on available-for-sale securities due to dispositions and write-downs during the period	10,369	—	10,059	(1,918)
Amortization of unrecognized gain (loss) on pension liability	—	(4)	16	(12)
Tax effect of other comprehensive income (loss) items	—	1	(4)	3

Other comprehensive income (loss) for the period	2,834	(5,014)	(10,842)	(4,720)

Comprehensive income for the period	$16,872	$6,438	$40,451	$69,463

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Retained earnings
Balance, beginning of period	$149,495	$61,259	$112,240	$3,015
FIN 48 adjustment	—	—	—	(4,487)
Net income for the period	14,038	11,452	51,293	74,183

Balance, end of period	$163,533	$72,711	$163,533	$72,711

Accumulated other comprehensive loss
Balance, beginning of period	$(37,388)	$(17,705)	$(23,712)	$(17,999)
Other comprehensive income (loss) for the period	2,834	(5,014)	(10,842)	(4,720)

Balance, end of period	$(34,554)	$(22,719)	$(34,554)	$(22,719)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Operating activities
Net income for the period	$14,038	$11,452	$51,293	$74,183
Add (deduct) items not affecting cash:
Amortization of plant and mine development	9,049	7,578	23,595	21,600
Future income and mining taxes	6,468	7,960	33,342	30,221
Unrealized (gain) loss on derivative contracts	—	—	—	5,018
Gain (loss) on sale of available-for-sale securities	10,368	(886)	9,962	(4,088)
Stock option expense	2,518	1,617	18,523	8,397
Foreign currency translation loss (gain)	(18,503)	25,243	(26,229)	32,021
Other	(1,340)	(972)	(1,030)	8,992
Changes in non-cash working capital balances
Trade receivables	20,453	1,892	18,608	10,368
Income taxes payable	—	(17,121)	—	(14,231)
Other taxes recoverable	(16,606)	—	(32,067)	—
Inventories	(39,885)	3,959	(43,248)	(2,049)
Other current assets	11,341	(7,590)	39,568	(13,779)
Interest payable	458	—	458	—
Accounts payable and accrued liabilities	19,549	21,809	71,749	40,030

Cash provided by operating activities	17,908	54,941	164,524	196,683

Investing activities
Additions to property, plant and mine development	(253,684)	(146,716)	(678,307)	(321,950)
Extinguishment of Cumberland gold derivatives	—	—	—	(15,875)
Acquisition of Cumberland Resources Ltd., net of cash acquired of $96,043	—	—	—	84,207
Recoverable value added tax on acquisition of Pinos Altos property	—	—	—	9,750
Decrease (increase) in short-term investments	992	(68,771)	78,770	101,271
Proceeds on sale of available-for-sale securities and other	38,878	1,433	40,487	4,903
Purchases of available-for-sale securities	(57,717)	(4,140)	(111,540)	(12,319)
Purchase/(Redemption) of Stornoway Diamond Corporation debentures	10,720	—	10,720	(8,519)
Decrease in restricted cash	—	—	2,455	—

Cash (used in) investing activities	(260,811)	(218,194)	(657,415)	(158,532)

Financing activities
Dividends paid	—	—	(23,779)	(13,406)
Repayment of capital lease obligations	(15,423)	—	(15,423)	—
Long-term debt	225,000	—	300,000	—
Proceeds from common shares issued	4,597	15,361	38,353	19,957

Cash provided by financing activities	214,174	15,361	299,151	6,551

Effect of exchange rate changes on cash and cash equivalents	(8,023)	11,381	(8,845)	25,546

Net increase (decrease) in cash and cash equivalents during the period	(36,752)	(136,511)	(202,585)	70,248
Cash and cash equivalents, beginning of period	148,961	495,334	314,794	288,575

Cash and cash equivalents, end of period	$112,209	$358,823	$112,209	$358,823

Other operating cash flow information:
Interest paid during the period	$2,667	$509	$3,369	$1,638

Income, mining and capital taxes paid during the period	$3,854	$20,407	$3,854	$23,544

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2008

1.     BASIS OF PRESENTATION

  The accompanying unaudited interim consolidated financial statements of Agnico-Eagle Mines Limited (the "Company") have been prepared in accordance with United States generally accepted accounting principles ("GAAP") in US dollars. They do not include all of the disclosures required by GAAP for annual financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at September 30, 2008 and the results of operations and cash flows for the three and nine months ended September 30, 2008, and 2007.

  Operating results for the three and nine months periods ended September 30, 2008 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2008. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the fiscal 2007 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2007.

2.     USE OF ESTIMATES

  The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2007 audited annual consolidated financial statements except for the application of the Financial Accounting Standards Board's ("FASB") Interpretation No. 157, Fair Value Measurement and the FASB Interpretation No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.

  Recently Adopted Accounting Pronouncements

  In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. The provisions of FAS 157 were adopted January 1, 2008. In February 2008, the FASB staff issued Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-2 delayed the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The provisions of FSP FAS 157-2 are effective for the Company fiscal year beginning January 1, 2009.

  The three levels of the fair value hierarchy under FAS 157 are:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The following table sets forth the Company's financial assets and liabilities measured at fair value within the fair value hierarchy.

	Fair value at September 30, 2008
Assets:	Total	Level 1	Level 2	Level 3
Cash equivalents	29,131	—	29,131	—
Marketable equity securities	88,965	88,965	—	—

  Both the Company's cash equivalents and short-term investments are classified within Level 2 of the fair value hierarchy because they are held to maturity and valued using interest rates observable at commonly quoted intervals. Cash equivalents are market securities with remaining maturities of three months or less at the date of purchase.

  The Company's marketable equity securities are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.

  In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the consolidated statement of income and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments for which the cost basis exceeds its fair value.

  In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of FAS 159 were adopted January 1, 2008. The Company did not elect the Fair Value Option for any additional items.

  Recently Issued Accounting Pronouncements and Developments

  In March 2008, the FASB issued FASB Statement No. 161, "Disclosure about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133" ("FAS 161") which provides revised guidance for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for under FAS 133, and how derivative instruments and the related hedged items affect an entity's financial position, financial performance and cash flows. FAS 161 is effective for the Company's fiscal year beginning January 1, 2009. The Company is currently evaluating the potential impact of adopting this statement on the Company's derivative instrument disclosures.

  In June 2007, the EITF reached consensus on Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF Issue No. 06-11 requires that the tax benefit related to dividend and dividend equivalents paid on equity-classified nonvested shares and nonvested share units, which are expected to vest, be recorded as an increase to additional paid-in capital. EITF Issue No. 06-11 is to be applied prospectively for tax benefits on dividend declared in the Company's fiscal year beginning January 1, 2008. The adoption of this statement has currently no effect on the Company's consolidated financial position, results of operations or cash flow.

4.     CAPITAL STOCK

  For the third quarter of 2007, the Company's warrants were dilutive and were included in the calculation of diluted net income per share. There were no outstanding warrants in the third quarter of 2008.

  The following table presents the maximum number of common shares that would be outstanding if all instruments outstanding at September 30, 2008 were exercised:

Common shares outstanding at September 30, 2008	143,874,312
Employees' stock options	4,739,215

148,613,527

  During the nine-month period ended September 30, 2008, 1,330,309 (2007 — 438,997) employee stock options were exercised for cash of $33.4 million (2007 — $7.1 million), 2,525,000 (2007 — 1,691,250) options were granted with a weighted average exercise price of C$55.05 (2007 — C$41.64) and 65,400 (2007 — 36,900) options were cancelled with a weighted average exercise price of C$52.00 (2007 — C$18.10).

  During the three-month period ended September 30, 2008, 81,850 (2007 — 301,957) employee stock options were exercised for cash of $3.0 million (2007 — $5.1 million), 5,000 (2007 — 366,250) options were granted with a weighted average exercise price of C$50.43 (2007 — C$21.63) and 10,000 (2007 — nil) options were cancelled with a weighted average exercise price of C$66.30 (2007 — $nil).

  The following table illustrates the changes in share capital for the nine months ended September 30, 2008:

	Shares	Amount
Balance, beginning of period	142,403,379	$1,931,667
Shares issued under Employee Stock Option Plan	1,330,309	41,193
Shares issued under Incentive Share Purchase Plan	109,817	7,357
Shares issued under Dividend Reinvestment Plan	30,807	2,210

Balance, end of period	143,874,312	$1,982,427

5.     STOCK-BASED COMPENSATION

  The following summary sets out the activity with respect to the Company's outstanding stock options:

	Nine months ended September 30, 2008
	# of Options	Weighted average exercise price
Outstanding, beginning of period	3,609,924	C$30.34
Granted	2,525,000	C$55.05
Exercised	(1,330,309)	C$25.51
Cancelled	(65,400)	C$52.00

Outstanding, end of period	4,739,215	C$44.56

Options exercisable at end of period	1,865,965	C$36.75

  For the first nine months of 2008 and 2007, the Company estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2008	2007
Risk-free interest rate	3.66%	4.02%
Expected life of options (in years)	2.5	2.5
Expected volatility of Agnico-Eagle's share price	44.6%	37.6%
Expected dividend yield	0.22%	0.29%

6.     AVAILABLE-FOR-SALE SECURITIES

  During the three months ended September 30, 2008, the Company received proceeds of $38.9 million (2007 — $1.4 million) from the sale of certain available-for-sale securities and recognized a gain before taxes of $25.2 million (2007 — $0.9 million). $25.1 million of the gain is due to the sale of 5,524,862 shares in Gold Eagle Mines Limited to Goldcorp Incorporated.

  During the nine months period ended September 30, 2008, the Company received proceeds of $40.5 million (2007 — $5.6 million) from the sale of certain available-for-sale securities and recognized a gain before taxes of $25.6 million (2007 — $4.1 million).

  Available-for-sale securities are carried at fair value and comprise the following:

	At end September 30, 2008	At end December 31, 2007
Cost	$106,230	$44,401
Unrealized gains	919	4,933
Unrealized losses	(18,184)	(11,328)

Estimated fair value of available-for-sale securities	$88,965	$38,006

  On July 16, the Company made a C$11 million investment in Stornoway Diamond Corporation ("Stornoway") through a private placement, purchasing 12,222,222 common shares of Stornoway for a consideration of C$0.90 per share. The proceeds of the private placement were used to redeem the principal amount of C$10 million of convertible debentures held by the Company. The Company also received a C$1 million amendment fee.

        During the three months period ended September 30, 2008, the Company wrote down its available for sale securities by $35.6 million.

7.     LONG-TERM DEBT

  During the three months period ended September 30, 2008, the Company executed a new non-amortizing $300 million revolving credit facility, which matures September 2010. Including its pre-existing credit facility, the Company now has $600 million of credit lines. At September 30, 2008, the Company's credit facilities were drawn down by $300 million. This withdrawal, together with outstanding letters of credit, decreased the amounts available under the facility such that $234 million was available for future draw downs at September 30, 2008.

  Interest cost incurred, capitalized and expensed is explained in the table below:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Incurred	$2,751	$941	$4,069	$2,662
Capitalized	(1,713)	—	(1,713)	—
Interest expensed	1,038	941	2,356	2,662

8.     CONTINGENCIES

  The Company was served with a Statement of Claim on April 30, 2007 from a former employee, alleging, among other things, wrongful dismissal and seeking damages of approximately C$13.1 million. The Company believes this claim is frivolous and without merit and will vigorously defend the matter, and therefore, no provision for this contingency has been recorded.

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at September 30, 2008, the total amount of these guarantees was $69.6 million.

  The Company has a royalty agreement with the Finnish Government relating to the Kittila mining operation. Starting 12 months after the mining operations commencement, the Company has to pay 2% on net smelter return, defined as revenue less processing costs. The royalty is paid on a yearly basis the following year.

9.     SUBSEQUENT EVENT

  Subsequent to quarter-end, the Company raised approximately C$55 million through the issuance of 779,250 flow-through common shares at a price of C$70 per share.

10.   COMPARATIVE FIGURES

  Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2008 interim consolidated financial statements.

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QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS UNITED STATES GAAP (all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)
AGNICO-EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS (thousands of United States dollars, except where noted, US GAAP basis)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars except share and per share amounts, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis) (Unaudited)